UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 3)

DEVON ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

25179M103

(CUSIP Number)

Spiros N. Vassilakis

The Mitchell Family Corporation

24 Waterway Avenue, Suite 300

The Woodlands, Texas 77380

(713) 377-5609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.: 25179M103

1	NAME OF REPORTING PERSON Jeffrey Todd Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 70,816 shares
	8	SHARED VOTING POWER 21,815,034 shares
	9	SOLE DISPOSITIVE POWER 70,816 shares
	10	SHARED DISPOSITIVE POWER 21,815,034 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,885,850 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO.: 25179M103

1	NAME OF REPORTING PERSON Michael Kent Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 8,764 shares
	8	SHARED VOTING POWER 21,815,034 shares
	9	SOLE DISPOSITIVE POWER 8,764 shares
	10	SHARED DISPOSITIVE POWER 21,815,034 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,823,798 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO.: 25179M103

1	NAME OF REPORTING PERSON Meredith L. Dreiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 95,950 shares
	8	SHARED VOTING POWER 21,815,034 shares
	9	SOLE DISPOSITIVE POWER 95,950 shares
	10	SHARED DISPOSITIVE POWER 21,815,034 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,910,984 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D (Amendment No. 3)

Explanatory Note: This Schedule 13D (Amendment No. 3) (this “Amendment”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Devon Energy Corporation, a Delaware corporation (the “Company”), and is filed by Jeffrey Todd Mitchell, Michael Kent Mitchell and Meredith L. Dreiss, as successor trustees of the four trusts referred to in notes (1) and (2) to the table set forth in Item 5 of Amendment No. 2 to this Schedule 13D (the “Trusts”) which were established by George P. Mitchell or his wife. This Amendment No. 3 amends, as set forth below, the Schedule 13D dated January 24, 2002, filed with the Securities and Exchange Commission by George P. Mitchell and his wife, Cynthia Woods Mitchell (the “Schedule 13D”), as amended by Amendment No. 1, dated March 4, 2010, filed by Mr. Mitchell, individually and as executor of the estate of Mrs. Mitchell, who died on December 27, 2009, and by Amendment No. 2, dated March 7, 2012, filed by Mr. Mitchell, who subsequently died on July 26, 2013. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is amended to read in its entirety as follows:

(a) This statement is filed by Jeffrey Todd Mitchell, Michael Kent Mitchell and Meredith L. Dreiss (each a “Reporting Person”), each of whom became a co-trustee of each of the Trusts upon the death of George P. Mitchell on July 26, 2013.

(b) Each Reporting Person’s principal business address is 24 Waterway Avenue, Suite 300, The Woodlands, Texas 77380.

(c) Each Reporting Person is a private investor.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a citizen of the United States.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is amended to read in its entirety as follows:

Each Reporting Person may from time to time effect gifts, sales or other transactions in Common Stock based on various considerations, including but not limited to general economic, business and market conditions and estate planning. Except as described in the previous sentence, no Reporting Person currently has any plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to read in its entirety as follows:

The following table sets forth the number of shares of Common Stock beneficially owned by each Reporting Person as of March 31, 2014:

Owner	Shares Beneficially Owned
	Sole Voting and Dispositive Power (1)	Shared Voting and Dispositive Power (2)	Total	Percentage of Outstanding Shares (3)
Jeffrey Todd Mitchell	70,816	21,815,034	21,885,850	5.4%
Michael Kent Mitchell	8,764	21,815,034	21,823,798	5.4%
Meredith L. Dreiss	95,950	21,815,034	21,910,984	5.4%

(1)	Such shares are held by the referenced Reporting Person as to which such person has sole voting and dispositive power over such shares.
(2)	Such shares, which also represent approximately 5.4% of the Company’s outstanding shares of Common Stock, are held by four Trusts, of which each Reporting Person serves as one of the three co-trustees. Since action on behalf of each Trust can only be taken with the concurrence of at least two co-trustees, the Reporting Persons affirm the existence of a group with respect to the shares held by the Trusts. While the Reporting Persons have shared voting and dispositive power over the shares held by each Trust, they disclaim any beneficial interest therein except to the extent of their respective pecuniary interests therein, if any.
(3)	Based on 407.6 million shares of Common Stock outstanding on March 31, 2014, as reported by the Company to a representative of the Reporting Persons.

One of the Trusts has sold an aggregate of 226,066 shares of Common Stock within the past 60 days in open market brokerage transactions, all as more particularly described below:

Date of Sale	Price Per Share	Number of Shares Sold
	(In dollars)
02/03/2014	$59.05	1,400
02/03/2014	59.07	1,400
02/03/2014	59.00	1,400
02/03/2014	58.62	1,400
02/03/2014	58.55	1,400
02/04/2014	59.73	2,000
02/04/2014	59.45	2,000
02/04/2014	59.70	2,000
02/06/2014	58.56	1,400
02/06/2014	58.69	1,500
02/06/2014	58.71	1,400

Date of Sale	Price Per Share	Number of Shares Sold
	(In dollars)
02/06/2014	58.52	1,400
02/06/2014	57.81	1,300
02/07/2014	59.37	1,500
02/07/2014	59.37	1,400
02/07/2014	59.36	2,000
02/07/2014	59.28	1,500
02/10/2014	59.11	1,500
02/10/2014	59.11	1,000
02/10/2014	59.10	1,000
02/10/2014	59.08	1,500
02/10/2014	59.07	500
02/11/2014	60.21	1,500
02/11/2014	60.36	1,500
02/11/2014	60.23	1,500
02/11/2014	60.36	1,100
02/11/2014	60.17	1,400
02/12/2014	61.03	1,500
02/12/2014	60.50	1,500
02/12/2014	60.50	1,500
02/12/2014	61.03	1,500
02/13/2014	60.79	1,400
02/13/2014	60.73	1,400
02/13/2014	60.73	1,400
02/13/2014	60.80	1,400
02/13/2014	60.81	1,400
02/14/2014	61.60	1,200
02/14/2014	61.26	1,500
02/14/2014	61.15	1,466
02/14/2014	61.31	1,500
02/14/2014	61.16	1,500
02/18/2014	61.72	1,400
02/18/2014	61.14	1,400
02/18/2014	61.76	1,400
02/18/2014	61.47	1,400
02/18/2014	61.49	1,400
02/19/2014	62.24	1,400
02/19/2014	61.16	1,400
02/20/2014	61.80	1,400
02/20/2014	61.80	1,400
02/20/2014	62.06	800
02/20/2014	61.87	1,000
02/20/2014	61.87	1,000
02/20/2014	62.05	1,400

Date of Sale	Price Per Share	Number of Shares Sold
	(In dollars)
02/21/2014	62.50	1,400
02/21/2014	63.04	1,400
02/21/2014	62.53	1,400
02/21/2014	62.89	1,400
02/21/2014	62.89	1,400
02/24/2014	64.29	2,000
02/24/2014	64.38	1,500
02/24/2014	64.96	2,500
02/24/2014	64.74	1,000
02/24/2014	65.01	2,000
02/25/2014	64.65	1,500
02/25/2014	64.64	1,300
02/25/2014	64.65	1,500
02/25/2014	64.56	1,500
02/25/2014	64.56	1,200
02/26/2014	64.48	1,500
02/26/2014	64.55	1,500
02/26/2014	64.54	1,500
02/26/2014	64.48	1,500
02/27/2014	64.67	1,500
02/27/2014	64.65	1,500
02/27/2014	64.65	1,500
02/27/2014	64.66	1,500
02/27/2014	64.66	1,000
02/28/2014	63.93	1,500
02/28/2014	63.91	1,500
02/28/2014	63.91	1,200
02/28/2014	63.93	1,500
02/28/2014	63.44	1,300
03/03/2014	63.72	1,500
03/03/2014	63.63	1,500
03/03/2014	63.61	1,500
03/03/2014	63.69	1,500
03/04/2014	63.94	1,400
03/04/2014	64.22	1,400
03/04/2014	63.74	1,400
03/04/2014	64.22	1,400
03/04/2014	64.09	1,500
03/05/2014	64.61	1,300
03/05/2014	64.22	1,200
03/05/2014	64.60	400
03/05/2014	64.39	1,500
03/05/2014	64.20	1,100

Date of Sale	Price Per Share	Number of Shares Sold
	(In dollars)
03/05/2014	64.40	1,500
03/06/2014	64.86	1,500
03/06/2014	64.37	1,400
03/06/2014	64.74	1,300
03/07/2014	64.49	1,800
03/07/2014	64.48	1,600
03/07/2014	64.39	1,400
03/07/2014	64.33	1,400
03/07/2014	64.32	1,400
03/11/2014	64.54	1,000
03/11/2014	64.52	1,400
03/11/2014	64.44	1,500
03/11/2014	64.42	1,500
03/11/2014	64.69	1,500
03/11/2014	64.72	1,400
03/11/2014	64.61	1,500
03/12/2014	64.99	1,500
03/12/2014	64.74	1,500
03/12/2014	64.85	1,500
03/12/2014	64.85	1,500
03/12/2014	64.83	1,500
03/12/2014	64.72	1,500
03/13/2014	64.17	1,400
03/13/2014	64.43	1,400
03/13/2014	63.95	1,400
03/13/2014	64.43	1,400
03/13/2014	64.17	1,400
03/14/2014	64.53	1,500
03/14/2014	63.72	1,500
03/14/2014	63.60	1,500
03/14/2014	64.03	1,500
03/14/2014	63.68	1,000
03/18/2014	63.05	1,300
03/18/2014	63.06	1,300
03/18/2014	62.79	1,500
03/18/2014	63.03	1,300
03/18/2014	63.07	1,100
03/19/2014	62.61	1,300
03/19/2014	62.61	1,500
03/19/2014	62.57	1,200
03/19/2014	62.62	1,500
03/19/2014	62.58	1,500
03/20/2014	62.52	1,400

Date of Sale	Price Per Share	Number of Shares Sold
	(In dollars)
03/20/2014	63.15	1,400
03/20/2014	62.84	1,400
03/20/2014	62.83	1,400
03/20/2014	62.51	1,400
03/21/2014	63.42	1,500
03/21/2014	63.51	1,200
03/21/2014	63.36	1,500
03/21/2014	63.43	1,000
03/21/2014	63.50	800
03/21/2014	63.35	1,000
03/24/2014	63.32	1,200
03/24/2014	63.82	1,500
03/24/2014	63.81	1,500
03/24/2014	63.67	1,400
03/24/2014	63.67	1,400
03/25/2014	63.47	1,400
03/25/2014	63.42	1,400
03/25/2014	63.46	1,400
03/25/2014	63.38	1,300
03/25/2014	63.39	1,300
03/25/2014	63.25	1,200

		226,066

None of the Reporting Persons in his or her individual capacity has engaged in any transaction in shares of Common Stock within the past 60 days, except for a sale of 2,000 shares of Common Stock by Michael Kent Mitchell on February 10, 2014 at a price of $59.19 per share.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following exhibit:

E-1. Joint Filing Agreement dated as of April 9, 2014 among Jeffrey Todd Mitchell, Michael Kent Mitchell and Meredith L. Dreiss.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2014

/s/ Jeffrey Todd Mitchell
Jeffrey Todd Mitchell, Individually and as Co-Trustee

/s/ Michael Kent Mitchell
Michael Kent Mitchell, Individually and as Co-Trustee

/s/ Meredith L. Dreiss
Meredith L. Dreiss, Individually and as Co-Trustee